Mail Stop 4561
      October 25, 2005


Todd B. Parriott
Chief Executive Officer
Desert Capital REIT, Inc.
1291 Galleria Drive, Suite 200
Henderson, Nevada 89014

Re:	Desert Capital REIT, Inc.
      Form S-11
      Registration No. 333-128885
      Filed on October 7, 2005

Dear Mr. Parriott:

      This is to advise you that we have performed a limited review of the above registration statement and have the following comments.
We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

General

1. Please advise us how you complied with the reporting requirements under Rule 3-05 of Regulation S-X regarding your acquisition of Desert Capital.

The Advisory Agreement, page 8

2. You state on page F-12, that at the time you entered into your agreement to acquire Consolidated Mortgage, Burton had a management agreement in place with Consolidated Mortgage. You also state that pursuant to that management agreement Burton is paid a management fee equal to 33% of Consolidated Mortgage`s pre-tax net income. Please advise us whether you continue to pay Burton this management fee since the acquisition. If so, please revise this section to note this fact.

Distribution Policy, page 30

3. Please provide us with a discussion regarding your
distributions
for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash
used to fund the distribution.    Alternative sources would
include
such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc.

Acquisition of Consolidated Mortgage, page 37

4. You state that "[a]pproximately two-thirds of earnings generated by Consolidated Mortgage...will flow through to us." Please revise to note to whom or what the remaining one-third of the earnings will go.

5. You state that you paid 3.4 times earnings for Consolidated Mortgage, thereby creating the potential of up to a 40% return on investment. Please revise to note how paying 3.4 times earnings for
Consolidated Mortgage can create the potential of up to a 40% return on investment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      If you have any questions, please call David H. Roberts at
(202) 551-3856 or the undersigned at (202) 551-3780.


      Sincerely,



      Elaine Wolff
      Legal Branch Chief


cc:	Frederick C. Lowinger, Esq. (via facsimile)

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Todd B. Parriott
Desert Capital REIT, Inc.
October 25, 2005
Page 1